ATLANTIC INTERNATIONAL CORP.
270 Sylvan Road, Suite 2230
Englewood Cliffs, NJ 07632

July 18, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jenna Hough

Re:	Form S-1 Registration Statement
File No. 333-280653

Dear Ms. Hough:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Atlantic International Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST), on July 22, 2024, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

●	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATLANTIC INTERNATIONAL CORP.

/s/ Christopher Broderick
By:	Christopher Broderick, Chief Financial Officer